SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2006
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2006	EKSPORTFINANS ASA

	By:	/s/TOR F. JOHANSEN

Name: Tor F. Johansen
Title: President and Chief
Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated December 5, 2006.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

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PRESS RELEASE
5 December 2006
EKSPORTFINANS INTRODUCES NEW GUIDELINES IN THE FIGHT AGAINST BRIBERY
In April 2006, OECD’s Export Credit Group adopted a revised agreement on common measures for fighting bribery. The new agreement is considerably more stringent than the previous one. Eksportfinans will change some of its routines in lending operations in line with the new international agreement.
The goal of Eksportfinans in this field is to prevent bribery associated with entering into export contracts. Eksportfinans seeks to achieve this goal by measures such as providing and collecting information, obtaining declarations from exporters and by introducing conditions regarding bribery in loan agreements.
The new and tightened Action Statement on bribery and officially supported export credits is a framework and obligation for all Export Credit Agencies in OECD countries. Eksportfinans issues its own guidelines in consistence with the OECD agreement, which will be implemented for all contract financing, i.e. officially supported as well as commercial loans. The guidelines will become effective from 1 January 2007.
The guidelines are available on our website or can be obtained by contacting Eksportfinans on tel: + 47 22 01 22 01.
Contacts:
Tor F Johansen, President and CEO. Tel: + 47 22 01 22 30. E-mail: tfj@eksportfinans.no
Jostein Djupvik, Executive Vice President. Tel: + 47 22 01 22 58. E-mail: jod@eksportfinans.no
Elise Lindbæk, Information Officer. Tel: + 47 90 51 82 50. E-mail: el@eksportfinans.no
Further information on Eksportfinans is available at www.eksportfinans.no.

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